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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -------------

                                SCHEDULE 13D/A

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2

                              (AMENDMENT NO. 17)

                             ATLANTIC REALTY TRUST

                               (NAME OF ISSUER)

        COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
        --------------------------------------------------------------
                         (Title of Class of Securities)


                                  048798-10-2
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 MILTON COOPER
                           KIMCO REALTY CORPORATION
                            3333 NEW HYDE PARK ROAD
                         NEW HYDE PARK, NY 11042-0020
                                (516) 869-9000
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 1, 2005
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                        (Continued on following pages)
                              (Page 1 of 7 Pages)
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

CUSIP No. 048798-10-2                                         Page 2 of 7 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kimco Realty Corporation
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   / /

                                                                 (b)   / /
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
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 Number of           7.  SOLE VOTING POWER
  Shares                   355,498
                 --------------------------------------------------------------
Beneficially         8.  SHARED VOTING POWER
 Owned By                  962,289
                 --------------------------------------------------------------
   Each              9.  SOLE DISPOSITIVE POWER
 Reporting                 355,498
                 --------------------------------------------------------------
Person With         10.  SHARED DISPOSITIVE POWER
                           962,289
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,317,787
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                       / /
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     37.0%
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14.  TYPE OF REPORTING PERSON REPORTING

      CO
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

CUSIP No. 048798-10-2                                         Page 3 of 7 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kimco Realty Services, Inc.

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC, AF
-------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       / /
-------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 Number of           7.  SOLE VOTING POWER
  Shares                   none
                 --------------------------------------------------------------
Beneficially         8.  SHARED VOTING POWER
 Owned By                  962,289
                 --------------------------------------------------------------
   Each              9.  SOLE DISPOSITIVE POWER
 Reporting                 none
                 --------------------------------------------------------------
Person With         10.  SHARED DISPOSITIVE POWER
                           962,289
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,289
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                       / /
-------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.0%
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14.  TYPE OF REPORTING PERSON REPORTING

     CO
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

CUSIP No. 048798-10-2                                         Page 4 of 7 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Milton Cooper
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   / /

                                                                 (b)   / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       / /
-------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 Number of           7.  SOLE VOTING POWER
  Shares                   29,824
                 --------------------------------------------------------------
Beneficially         8.  SHARED VOTING POWER
 Owned By                  3,127
                 --------------------------------------------------------------
   Each              9.  SOLE DISPOSITIVE POWER
 Reporting                 29,824
                 --------------------------------------------------------------
Person With         10.  SHARED DISPOSITIVE POWER
                           3,127
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     32,951

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       / /
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9%

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14.  TYPE OF REPORTING PERSON REPORTING

     IN
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

          This Amendment No. 17 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000, August
23, 2000, August 9, 2001, January 31, 2003, August 3, 2004, February 24, 2005,
March 28, 2005, May 13, 2005, June 16, 2005, July 11, 2005 and August 5, 2005 by
Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

           On December 1, 2005, Kimco entered into an agreement and plan of merger (the "Merger Agreement") with the Company and SI 1339, Inc., a wholly owned subsidiary of Kimco. A copy of the Merger Agreement is attached as Exhibit 12 hereto and is incorporated herein by reference.

           Kimco and the Company issued a joint press release announcing the transaction. A copy of the joint press release is attached as Exhibit 13 hereto and is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

           Exhibit 12.    Merger Agreement.

           Exhibit 13     Joint Press Release of Kimco and the Company

                                   SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    KIMCO REALTY CORPORATION



                                    By: /s/ Milton Cooper
                                       -------------------------------
                                       Name:  Milton Cooper
                                       Title: Chairman and Chief Executive Of-
                                              ficer

                                    KIMCO REALTY SERVICES, INC.


                                    By: /s/ Milton Cooper
                                       -------------------------------
                                       Name:  Milton Cooper
                                       Title: President


                                        /s/ Milton Cooper
                                    -------------------------------
                                            Milton Cooper

December 1, 2005

                                 Exhibit Index


Exhibit 12. Agreement and Plan of Merger dated December 1, 2005 by and between Kimco Realty Corporation, Atlantic Realty Trust and SI 1339, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Kimco Realty Corporation on December 1, 2005).

Exhibit 13   Joint Press Release of Kimco Realty Corporation and Atlantic
             Realty Trust (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Kimco Realty Corporation on December 1, 2005).